UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1997

                            HOMESTAKE MINING COMPANY
                                  SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 25, 1998

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements for the years ended December 31, 1997 and 1996 and Supplemental Schedules as of and for the year ended December 31, 1997 and Independent Accountants' Report.

                  b. Exhibit No. 23

                       Independent Accountants' Consent

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------
                              FINANCIAL STATEMENTS

                        as of December 31, 1997 and 1996
                    and for the year ended December 31, 1997

                     HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------




                                TABLE OF CONTENTS




                                                                                                               Page
Financial Statements:

    Report of Independent Accountants                                                                             2

    Statements of Net Assets Available for Benefits
           as of December 31, 1997 and 1996                                                                       3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1997                                                          4

    Notes to Financial Statements                                                                              5-17



Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1997                                                                      18

    Item 27d - Schedule of Reportable Transactions
           for the Year Ended December 31, 1997                                                                  19


                        REPORT OF INDEPENDENT ACCOUNTANTS




Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake Mining Company Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.
----------------------------
COOPERS & LYBRAND L.L.P.

San Francisco, California
June 9, 1998

                     HOMESTAKE MINING COMPANY SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1997 and 1996


ASSETS                                                                           1997                1996
------                                                                          -----------        ------------
Cash and cash equivalents:                                                      $    94,674        $    393,414

Investments:
      Barclays Global Investors Asset Allocation Fund                            10,955,873           9,804,606
      Barclays Global Investors Lifepath Funds                                    7,482,509           5,950,697
      Neuberger & Berman Guardian Trust Fund                                      2,676,821           1,670,723
      Templeton Foreign Fund I                                                    1,509,799           1,338,252
      MasterWorks S&P 500 Stock Fund                                             11,652,313           7,988,852
      Barclays Global Investors Money Market Fund                                 4,882,422           1,064,698
      Homestake Mining Company Stock Fund                                         7,587,406          10,547,924
      Fixed Income Fund                                                          15,410,267          17,671,365
      Guaranteed Investment Contracts (See Notes 11 and 13)                               -           3,089,453
      Homestake PIMCO Total Return Fund                                             336,010                   -
      Participant loans                                                           2,274,014           2,145,158
                                                                           -----------------   -----------------
                          Total investments                                      64,767,434          61,271,728


                                                                           -----------------   -----------------
                   Total assets                                                  64,862,108          61,665,142

LIABILITIES

Amounts due to brokers for securities purchased                                           -              50,515
                                                                           -----------------   -----------------

                  Net assets available for benefits                             $64,862,108         $61,614,627
                                                                           =================   =================




The  accompanying notes are an integral part of these financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1997





Additions to net assets attributed to:
       Interest and dividends                                                                $  2,496,274
       Net appreciation (depreciation) in the fair value of investments                         1,510,724
                                                                                       -------------------
                                                                                                4,006,998
                                                                                       -------------------

       Contributions:
            Company, in cash                                                                    1,515,456
            Participants, in cash                                                               2,321,199
            Transfers in from other plans                                                       2,804,740
                                                                                       -------------------
                                                                                                6,641,395
                                                                                       -------------------

       Total additions                                                                         10,648,393
                                                                                       -------------------

Deductions from net assets attributed to:

       Benefits paid to participants                                                            7,322,691
       Transfers out to other plans                                                                78,221
                                                                                       -------------------
                  Total deductions                                                              7,400,912
                                                                                       -------------------
                         Net increase                                                           3,247,481

Net assets available for benefits:
       Beginning of year                                                                       61,614,627
                                                                                       -------------------

       End of year                                                                           $ 64,862,108
                                                                                       ===================

The accompanying notes are an integral part of these financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1.      Description of Plan:

        The following description of the Homestake Mining Company Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

        General:

        On November 30, 1996 the Company increased its ownership interest in the Pinson mine to 50% and the Company became the operator of the mine. On January 23, 1997 the Plan was amended to permit Pinson employees to participate. Those employees began to participate in the Plan effective March 1, 1997, and on that date the Plan became a multiple-employer plan.

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering the following employees who have completed three months of service: all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) in the United States and certain other locations, all hourly employees of the Company in the United States who are not covered by collective bargaining agreements, as well as all temporary employees of the Company in the United States who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company. On August 29, 1997, Merrill Lynch & Co. acquired the 401(k) MasterWorks division from Barclays Global Investors (BGI). BGI remained as the Plan's trustee until January 1, 1998 when Merrill Lynch Trust Company succeeded BGI as trustee. The 401(k) MasterWorks division provides recordkeeping, investment management and plan related consulting services to the Plan. Merrill Lynch continues to offer BGI's investment products and services to the Plan.

        Contributions:

        Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or of salary are matched 100% by the Company.

        Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan, continued:

        Participants' Accounts:

        A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Effective January 1998, Company matching contributions formerly made in cash can now be made in Homestake Mining Company common stock or cash at the discretion of the Company's Board of Directors.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of after-tax contributions.

        The Plan permits withdrawal of pre-tax contributions upon:

             (1)    Termination of employment;

             (2)    Attainment of age 59 1/2;

             (3) Death (with vested account balance paid to designated beneficiary);

             (4)    Hardship.

        The Plan permits withdrawal of vested Company matching contributions made prior to January 1, 1994; however, the right of the participant who makes such a withdrawal to continue receiving Company matching contribution is suspended for twelve months.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1.      Description of Plan, continued:

        Payment of Benefits, continued:

        Distribution of benefits, except for certain participants that are required to receive annuities, can be in the form of single lump-sum cash payments, partial payments made in a lump-sum with the remainder paid later, or periodic installments.

        Participant Loans:

        Participants may borrow from their vested accounts $1,000 to $50,000 limited to 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested account in the Plan and repayments are made on at least a monthly basis through payroll deductions.

        Forfeitures:

        Forfeitures of Company contributions made on behalf of former employees whose employment was terminated before such contributions were vested can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset company matching contributions, or can be allocated to participants.

        For the 1997 Plan year, forfeitures were allocated to each participant in proportion to the Company contributions made to such individual's accounts during the Plan year.

2.      Significant Accounting Policies:

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

2.      Significant Accounting Policies, continued:

        Investment Valuation and Income Recognition:

        Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

        Unallocated guaranteed investment contracts included in the Fixed Income Fund are fully benefit responsive and are stated at contract value.

        Participant loans receivable are valued at cost, which approximates market value.

        Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from the Asset Allocation Fund, Lifepath Funds, Neuberger & Berman Guardian Trust Fund, Templeton Foreign Fund I, S&P 500 Stock Fund, Money Market Fund, the Homestake PIMCO Total Return Fund, and Fixed Income Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments consisting of realized gains (losses) and the unrealized appreciation (depreciation).

3.      Risks and Uncertainties:

         BGI manages three collective trust funds (the Asset Allocation Fund, the Lifepath Funds, and the Money Market Fund) and the S&P 500 Stock mutual fund.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


3.       Risks and Uncertainties, continued:

         Commencing on August 30, 1997, Merrill Lynch succeeded BGI as manager of two custom funds, the Homestake Mining Company Stock Fund and the Fixed Income Fund. The Fixed Income Fund is a "hybrid" fund that consists of guaranteed investment contracts and shares of the Merrill Lynch Income Accumulation Fund. Effective October 1, 1997, Merrill
         Lynch also succeeded BGI as manager and owner of the Income Accumulation Fund.

         Neuberger & Berman Management, Inc., Templeton, Galbraith & Hansberger Ltd., and Pacific Investment Management Company (PIMCO) manage the Guardian Trust Fund, Foreign Fund I, and the Total Return Fund, respectively.

         Ultimate Plan performance is dependent upon the ability of the investment managers to manage the funds.

         A significant portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

         The Plan's assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.      Reclassifications:

        Certain reclassifications were made to 1996 balances to conform with the 1997 presentation, with no effect on the net assets available for benefits or net change in net assets available for benefits, as previously reported.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


6.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

7.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions   are   transactions   with
        parties-in-interest.

8.       Administrative Expenses:

         Certain costs associated with administering the Plan are paid directly by the Company .

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     _______

9.     Investments

       Investments at December 31, 1997 and 1996 are comprised of the following:

                                                                             Number                Value
                                                                               of                   Per           Fair
     1997                                                                    Units                  Unit          Value
     ----                                                                    ------              --------     ------------
     Barclays Global Investors Investment Funds, at fair value:
         Barclays Global Investors Asset Allocation Fund                       415,783           $ 26.35      $ 10,955,873
         Barclays Global Investors Lifepath Funds                              480,705             15.57         7,482,509
         Barclays Global Investors Money Market Fund                         4,882,422              1.00         4,882,422
                                                                                                              ------------
                                                                                                                23,320,804

     Homestake Mining Company Stock Fund, at fair value                      1,832,707              4.14         7,587,406

     Mutual Funds, at fair value:
         Neuberger & Berman Guardian Trust Fund                                154,730             17.30         2,676,821
         Templeton Foreign Fund I                                              151,739              9.95         1,509,799
         MasterWorks S&P 500 Stock Fund                                        571,472             20.39        11,652,313
                                                                                                              ------------
                                                                                                                15,838,933

     Homestake PIMCO Total Return Fund, at fair value                           30,870             10.88           336,010

     Fixed Income Fund:
         Guaranteed Investment Contracts, at contract value:
              Allstate Life Insurance Company                                                                    2,014,618
              Crown Life Insurance Company                                                                         182,215
              John Hancock Mutual Life Insurance Company                                                         1,666,061
         Merrill Lynch Income Accumulation Fund, at fair value                 825,112             13.99        11,547,373
                                                                                                             -------------
                                                                                                                15,410,267
     Participant loans, at book value, which
                approximates fair value                                                                          2,274,014
                                                                                                             -------------

                                                 Total investments                                            $ 64,767,434
                                                                                                             =============

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     _______


9.     Investments, continued:

                                                                            Number               Value
                                                                              of                  Per               Fair
       1996                                                                 Units                Unit              Value
       ----                                                                ---------            -------        -----------
       Barclays Global Investors Investment Funds, at fair value:
           Barclays Global Investors Asset Allocation Fund                    455,816           $ 21.51        $ 9,804,606
           Barclays Global Investors Lifepath Funds                           446,861             13.32          5,950,697
           Barclays Global Investors Money Market Fund                      1,064,698              1.00          1,064,698
                                                                                                              ------------
                                                                                                                16,820,001

       Homestake Mining Company Stock Fund, at fair value                   1,651,940              6.39         10,547,924

       Mutual Funds, at fair value:
           Neuberger & Berman Guardian Trust Fund                             105,276             15.87          1,670,723
           Templeton Foreign Fund I                                           129,175             10.36          1,338,252
           Barclays Global Investors S&P 500 Stock Fund                       502,128             15.91          7,988,852
                                                                                                              ------------
                                                                                                                10,997,827

       Fixed Income Fund:
           Guaranteed Investment Contracts, at contract value:
                Allstate Life Insurance Company                                                                  2,014,618
                Crown Life Insurance Company                                                                       702,059
                John Hancock Mutual Life Insurance Company                                                       3,168,621
           Barclays Global Investors Income Accumulation Fund,
               at fair value                                                  896,892             13.14         11,786,067
                                                                                                             -------------
                                                                                                                17,671,365
       Confederation Life Guaranteed Investment Contracts,
               at contract value (see Notes 11 and 13)                                                           3,089,453
                                                                                                             -------------


       Participant loans, at book value, which
               approximates fair value                                                                           2,145,158
                                                                                                             -------------

                                                   Total investments                                          $ 61,271,728
                                                                                                             =============

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

9. Investments, continued:

        All  earnings on the  investment  funds are credited to each fund daily.
        These  earnings  include  interest,   dividends,  and  net  appreciation
        (depreciation) in fair value.

        The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities and aims for a high level of total return over the long term, consistent with reasonable risk.

        The Lifepath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities and aim for greater growth potential in early years and then gradually adjust its asset mix to lower-risk investments over time.

        The Money Market Fund invests in short-term, high-quality fixed income securities.

        The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

        The Neuberger & Berman Guardian Trust Fund is a growth and income fund that emphasizes investments in stocks of established, high quality companies considered to be under valued in comparison to stocks of similar companies.

        The Templeton Foreign Fund I seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

        The S&P 500 Stock Fund is a mutual fund that invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index and seeks to approximate as closely as practicable the rate of return of that index.

        The Homestake PIMCO Total Return Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities. The fund was added as an investment option on May 1, 1997.

        The Fixed Income Fund consists of guaranteed investment contracts previously purchased by the Plan from insurance companies and shares in the Merrill Lynch Income Accumulation Fund. The Income Accumulation Fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities.

        Guaranteed investment contracts are stated at contract value, which approximates fair value. The average yield and the crediting interest rate of the contracts as of December 31, 1997 and 1996 are as follows:


                                                 Average Yield                       Crediting Interest Rate
        Insurance Co.    Contract No.       For 1997       For 1996             As of 12/31/97   As of 12/31/96
        -------------    ------------       --------       --------             --------------   --------------
        Allstate Life      GA-5530              5.46         5.46                      5.46            5.46
        Crown Life         9005866              4.24         4.11                      4.07            3.98
        John Hancock
           Mutual Life     GAC-7163             5.16         5.16                      5.16            5.16



         Guaranteed investment contracts of Confederation Life Insurance Company were separated from the Fixed Income Fund in a separate fund that was liquidated in 1997, as detailed in Note 11.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   __________

10. Changes in Net Assets Available for Benefits by Investment Type:

     During the year ended December 31, 1997, changes in net assets available for benefits by participant-designated investment types were as follows:

                                                     Barclays         Barclays          Neuberger
                                                Global Investors      Global            & Berman
                                                      Asset           Investors         Guardian         Templeton
                                                    Allocation        Lifepath            Trust           Foreign
                                                        Fund            Funds             Fund             Fund I
                                                  ------------      ------------        ----------       ----------
Additions to net assets attributed to:
    Interest and dividends                                                              $ 202,953        $ 202,178
    Net appreciation (depreciation) in the
        fair market value of investments          $ 2,091,194         $ 977,217            54,954         (109,533)
    Contributions:
        Company, in cash                              246,553           230,418            93,301           77,832
        Participants, in cash                         331,767           334,771           144,662          126,355
        Transfers in from other plans                 156,500            16,682           348,729            4,234
                                             ----------------------------------------------------------------------
                        Total additions             2,826,014         1,559,088           844,599          301,066
                                             ----------------------------------------------------------------------

Deductions from net assets attributed to:

    Benefits paid to participants                   1,213,654           277,196           201,513           48,529

    Transfers out to other plans                        9,550               738             3,538              628
                                             ----------------------------------------------------------------------
                        Total deductions            1,223,204           277,934           205,051           49,157
                                             ----------------------------------------------------------------------
     Interfund transfers                             (451,543)          250,658           366,550          (80,362)
                                             ----------------------------------------------------------------------
                        Net increase (decrease)     1,151,267         1,531,812         1,006,098          171,547
Net assets available for benefits:
    Beginning of year                               9,804,606         5,950,697         1,670,723        1,338,252
                                             ----------------------------------------------------------------------
    End of year                                  $ 10,955,873       $ 7,482,509       $ 2,676,821      $ 1,509,799
                                             ======================================================================


                                                                                                          Confederate
                                                                    Barclays Global                          Life
                                                   MasterWorks          Investors         Fixed            Guaranteed
                                                     S&P 500            Money            Income            Investment
                                                      Fund            Marekt Fund          Fund            Contracts
                                                  ------------        -----------       ----------         ----------
Additions to net assets attributed to:
    Interest and dividends                        $   412,793         $  164,452        $  954,294          $211,981
    Net appreciation (depreciation) in the
        fair market value of investments            2,355,780
    Contributions:
        Company, in cash                              409,819             56,870           287,907
        Participants, in cash                         605,440            135,447           360,494
        Transfers in from other plans                  53,496          2,003,677            20,647
                                                ----------------------------------------------------------------------
                        Total additions             3,837,328          2,360,446         1,623,342           211,981
                                                -------------------------------------------------------------------------

Deductions from net assets attributed to:

    Benefits paid to participants                     413,227          1,229,486         3,131,420

    Transfers out to other plans                        7,483             23,471            26,493
                                            -------------------------------------------------------------------------
                        Total deductions              420,710          1,252,957         3,157,913
                                            -------------------------------------------------------------------------
    Interfund transfers                               246,843          2,710,235          (737,905)       (3,301,435)
                                            -------------------------------------------------------------------------
                        Net increase (decrease)     3,663,461          3,817,724        (2,272,476)       (3,089,454)
Net assets available for benefits:
    Beginning of year                               7,988,852          1,064,698        17,682,743         3,089,454
                                            -------------------------------------------------------------------------
    End of year                                  $ 11,652,313        $ 4,882,422      $ 15,410,267        $      -
                                            =========================================================================


                                                    Homestake       Homestake
                                                      PIMCO          Mining
                                                      Total          Company                           Short Term
                                                      Return          Stock          Participant       Investment
                                                       Fund           Fund            Loans            Account           Total
                                                   ----------      -----------       -----------      -----------      -----------
Additions to net assets attributed to:
    Interest and dividends                                         $   121,917         $ 206,459         $ 19,247      $ 2,496,274
    Net appreciation (depreciation) in the
         fair market value of investments             $ 8,668       (3,867,556)                                          1,510,724
    Contributions:                                                                                                               -
        Company, in cash                                1,498          198,664                            (87,406)       1,515,456
        Participants, in cash                           2,025          267,656                             12,582        2,321,199
        Transfers in from other plans                                    9,853           190,922                         2,804,740
                                             --------------------------------------------------------------------------------------
                        Total additions                12,191       (3,269,466)          397,381          (55,577)      10,648,393
                                             --------------------------------------------------------------------------------------

Deductions from net assets attributed to:

    Benefits paid to participants                                      507,016           300,553               97        7,322,691

    Transfers out to other plans                                           185                              6,135           78,221
                                             --------------------------------------------------------------------------------------
                        Total deductions                               507,201           300,553            6,232        7,400,912
                                             --------------------------------------------------------------------------------------
    Interfund transfers                               323,819          576,906            32,028           64,206                -
                                             --------------------------------------------------------------------------------------
                        Net increase (decrease)       336,010       (3,199,761)          128,856            2,397        3,247,481
Net assets available for benefits:
    Beginning of year                                       -       10,787,167         2,145,158           92,277       61,614,627
                                             --------------------------------------------------------------------------------------
    End of year                                     $ 336,010      $ 7,587,406       $ 2,274,014         $ 94,674     $ 64,862,108
                                             ======================================================================================

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

11.     Confederation Life Guaranteed Investment Contracts:

         Confederation Life Insurance Company (CLIC) was seized by insurance regulators on August 12, 1994, to protect the financial interest of all policyholders. On August 18, 1994, the Plan suspended withdrawals and transfers by participants of amounts in the Plan held by CLIC and froze the value of its CLIC guaranteed investment contracts at their then-current book values (cost plus accrued interest through August 12, 1994). The Plan did not accrue any interest on these contracts after they were frozen. These frozen contracts were segregated from the Fixed Income Fund into a separate frozen fund.

         A Rehabilitation Plan was submitted to the Michigan state court in July 1996 and was finally approved by the court in November 1996.

         The Rehabilitation Plan offered several payout options to CLIC guaranteed investment contract holders. In March 1997, the Homestake Mining Company Savings Plan elected a payout which provided for payment of the entire value at the end of May 1997. Pursuant to the elected payout, approximately 107% of the August 12, 1994 account balances were returned to the Plan by the end of May 1997. Each participant's account balances formerly held by CLIC were then reinvested in accordance with each participant's instructions and the separate, "frozen" fund was then liquidated and terminated.


12.      Acceleration of Vesting Percentages:

         Due to the cessation of mining at the McLaughlin mine on June 28, 1996, the employment of a number of Plan participants was terminated during the second quarter of 1996. In accordance with Plan Amendment No. 4, effective January 1, 1996, the vesting percentages of all such McLaughlin participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

13.      Pension and Welfare Benefits Administration:

         In April 1997, the Pension and Welfare Benefits Administration ("PWBA"), a division of the United States Department of Labor, began an audit of the Homestake Mining Company Savings Plan to investigate whether the purchase and subsequent holding of guaranteed investment contracts issued to the Savings Plan by CLIC was consistent with the requirements of ERISA, and whether one or more Savings Plan fiduciaries might be liable for unspecified damages. The PWBA completed its audit and closed its investigation in October 1997. No claims have been made and no actions have been taken by the PWBA arising out of the audit and investigation. The Company believes that the PWBA does not contemplate any such claims or action.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


14.       Subsequent Events:

         Acceleration of Vesting Percentages:

         Homestake Mine
         Due to the restructuring at the Homestake mine on January 27, 1998, the employment of a number of Plan participants was terminated. In accordance with Plan Amendment Number 8, effective January 27, 1998, the vesting percentages of all such Homestake mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

         Pinson Mine
         Due to the restructuring at the Pinson mine on February 16, 1998, the employment of a number of Plan participants was terminated. In accordance with Plan Amendment Number 9, effective February 16, 1998, the vesting percentages of all such Pinson mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1997

                                                          (c) Description of
                                                         Investment including
                 (b) Identity of                         Maturity Date, Rate
                Issuer, Borrower,                            of Interest,
                   Lessor, or                               Collateral, Par                                   (e) Current
(a)               Similar Party                           or Maturity Value                 (d) Cost               Value
*   Barclays Global Investors                 Barclays Global Investors Asset Allocation Fund
                                                        ( 415,783 units)                      $7,289,518       $10,955,873
                                              Barclays Global Investors Lifepath 2000 Fund
                                                        ( 148,294 units)                       1,547,635         1,966,375
                                              Barclays Global Investors Lifepath 2010 Fund
                                                        ( 104,006 units)                       1,161,757         1,571,542
                                              Barclays Global Investors Lifepath 2020 Fund
                                                        ( 132,039 units)                       1,599,163         2,183,929
                                              Barclays Global Investors Lifepath 2030 Fund
                                                        ( 43,679 units)                          549,904           769,625
                                              Barclays Global Investors Lifepath 2040 Fund
                                                        ( 52,687 units)                          716,514           991,038
*   Barclays Global Investors                 Barclays Global Investors Money  Market Fund
                                                        ( 4,882,422 units)                     4,882,422         4,882,422
*   Merrill Lynch & Co.                       Homestake Mining Company Stock Fund
                                                        ( 1,832,707 units)                    12,721,622         7,587,406
    Neuberger & Berman Management, Inc.       Neuberger & Berman Guardian Trust
                                                        ( 154,730 units)                       2,560,084         2,676,821
    Franklin Templeton Distributors, Inc.     Templeton Foreign Fund I
                                                        ( 151,739 units)                       1,542,701         1,509,799
*   Barclays Global Investors                 MasterWorks S&P 500 Stock Fund
                                                        ( 571,472 units)                       7,965,033        11,652,313
    Pacific Investment Management Company     Homestake PIMCO Total Return Fund
                                                        ( 30,870 units)                          328,145           336,010
    Allstate Life Insurance Company           GIC (maturing 11/12/98, 5.46%)                   2,014,618         2,014,618
    Crown Life Insurance Company              GIC (maturing 03/03/98, 4.07%)                     182,215           182,215
    John Hancock Mutual Life
                   Insurance Company          GIC (maturing 06/30/98, 5.16%)                   1,666,061         1,666,061
*   Merrill Lynch & Co.                       Merrill Lynch Income Accumulation
                                                        Fund ( 825,112 units)                 11,533,413        11,547,373
*   Participant notes                         Repayable over a term of up to five
                                                        years at an interest rate set
                                                        at the time of issue of the loan.
                                                        Rate during 1997 ranged from
                                                        6.89% to 11%                           2,274,014         2,274,014
                                                                                           --------------   ---------------
*  Represents parties-in-interest to Plan                                                   $ 60,534,819      $ 64,767,434
                                                                                           ==============   ===============

     Note: GIC has been used above as an abbreviation for Guaranteed Investment Contract.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997
                                    ________




                                    (c) Description of Assets
     (b) Identity of                (Include Interest Rate and            (d) Purchase         (e) Selling            (f) Cost
(a)  Party Involved                 Maturity in Case of a Loan)               Price                Price              of Asset
--------------------                ---------------------------           ------------         -----------           ----------
*    Barclays Global Investors      Asset Allocation Fund                  $ 1,635,063                -                    -


                                                                                 -              $ 2,574,990          $ 1,818,303



*    Barclays Global Investors      Money Market Fund                      $ 7,129,024                -                    -

                                                                                 -              $ 3,311,300          $ 3,311,300


*    Barclays Global Investors      MasterWorks S & P 500 Stock Fund       $ 2,677,246                -                    -


                                                                                 -              $ 1,369,565            $ 958,404


     Confederation Life
       Insurance Co                 Guaranteed Investment Contract               -              $ 3,301,435          $ 3,301,435


*    Merrill Lynch & Co.            Fixed Income Fund                      $ 3,764,716                -                    -

                                                                                 -              $ 6,991,486          $ 6,991,486

*    Merrill Lynch & Co.            Homestake Mining Company Stock Fund    $ 4,706,736                -                    -

                                                                                 -              $ 4,160,857          $ 4,844,830


                                                                           (g) Value of          (h) Net              (i) Number
                                    (c) Description of Assets                Asset on              Gain                    of
     (b) Identity of                (Include Interest Rate and              Transaction             or                   Sales/
(a)  Party Involved                 Maturity in Case of a Loan)                 Date              (Loss)               Purchases
--------------------                ---------------------------            -------------         ----------           -----------
*    Barclays Global Investors      Asset Allocation Fund                  $ 1,635,063                 -                    114


                                                                           $ 2,574,990           $ 756,687                   94



*    Barclays Global Investors      Money Market Fund                      $ 7,129,024                 -                     58

                                                                           $ 3,311,300                 -                    120


*    Barclays Global Investors      MasterWorks S & P 500 Stock Fund       $ 2,677,246                 -                    147


                                                                           $ 1,369,565           $ 411,161                   70


     Confederation Life
       Insurance Co                 Guaranteed Investment Contract         $ 3,301,435                 -                      3


*    Merrill Lynch & Co.            Fixed Income Fund                      $ 3,764,716                 -                     96

                                                                           $ 6,991,486                 -                    121

*    Merrill Lynch & Co.            Homestake Mining Company Stock Fund    $ 4,706,736                 -                    138

                                                                           $ 4,160,857          $ (683,973)                  87

*Represents parties-in-interest to plan.